

PRESS RELEASE

**GOLDCORP'S HOLIDAY GIFT
GOLD INVENTORY DELIVERS REWARDS TO SHAREHOLDERS
US$0.10 PER SHARE SPECIAL DIVIDEND
RECORD EARNINGS FORECAST FOR 2003**

Toronto December 10, 2003, GOLDCORP INC. (GG: NYSE; G:TSX) is pleased to declare a special dividend of US$0.10 per share. Shareholders of record on January 6th, 2004, will be eligible to receive payment of this dividend on January 13th, 2004.

GOLD INVENTORY DELIVERING VALUE TO SHAREHOLDERS
As a demonstration of our belief that gold was beginning a major new bull market we began to build a gold inventory in the 3rd, quarter (ending September 30) of 2001 by commencing a program of holding back a portion of our gold production from sale. By the end of the 3rd quarter of 2003 Goldcorp had accumulated a total of 142,913 ounces of gold in this way representing 11% of our total production over this period. **The goal of this program was to sell this gold for a higher price at a later date and therefore generate increased earnings and the ability to pay higher dividends to our shareholders.**

This program was complimented in the 2nd quarter (ending June 30) of 2002 as we began to purchase gold and continued to do so on an opportunistic basis whenever the gold price declined to its long-term trend line. By the end of the 3rd quarter of 2003 Goldcorp had purchased a total of 123,817 ounces of gold**. Our total gold inventory reached 266,730 ounces (8.3 tonnes) – more than the bank of Canada!**

We were right about the gold price! When we began to build this inventory the gold price was only $274 per ounce and is currently more than $405 per ounce – **an increase of more than $130 per ounce**! **We believe gold is truly in a bull market!**

Generally accepted accounting principles (GAAP) do not allow us to record the earnings from this gold until time of sale. **However, we wanted to demonstrate the benefits of this program and return the value it has created to our shareholders.** To do so, we sold our gold inventory during the current quarter. This gold was sold for an average price of **$388 per ounce**. This represents **an increase of $72 per ounce** over the average gold price of $316 per ounce which would have been realized if all gold had been sold at the time of production. It also amounts to **an increase of $66 per ounce** over the average price at which the gold was purchased.

RECORD EARNINGS IN GOLD'S BULL MARKET
In selling this gold we have **crystallized** unrealized pre-tax income of $40 million or $0.22 per share, which on an after tax basis is **$0.13 per share**. As a result of our strategy we are now forecasting both earnings growth and record earnings for 2003. We are extremely pleased to be able to do so in gold's new bull market.

GOLD'S BULL MARKET IS JUST BEGINNING – REBUILDING GOLD INVENTORY
We continue to hold two fundamental beliefs about gold, **First,** that Gold is money, a fact we have been able to demonstrate with this special dividend and **Second,** that it remains in the early stage of a major multi – year bull market. As a result of these beliefs we have begun rebuilding our gold inventory and we will again continue to **hold back** approximately **10% of our production from sale**. This is in anticipation of higher gold prices which will allow us to continue to generate further earnings growth and increased dividends to our shareholders.

HOW MUCH GOLD SHOULD WE HOLD BACK?
Our shareholders have been very enthusiastic supporters of our gold inventory program. We are pleased to have been able to reward this support with true bottom line value. However, we would like our shareholders to tell us how much gold we should continue to hold back. **Is 10% enough?** Your views matter to us – please let us know. We would also encourage other gold companies to follow our lead and generate higher returns to their shareholders by holding back a portion of their gold production. **Gold is Money and Gold is in a Bull Market!**

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings. **GOLDCORP** is completely **UNHEDGED** and pays a dividend twelve times a year. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

FORWARD-LOOKING STATEMENTS
This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States *Securities Exchange Act of 1934*, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

For further information, please contact:

Chris Bradbrook   Corporate Office:
Vice President, Corporate Development   145 King Street West
Telephone: (416) 865-0326   Suite 2700
Fax: (416) 361-5741   Toronto, Ontario
e-mail: info@goldcorp.com   M5H 1J8
website: www.goldcorp.com